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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date: September 22, 2003
Commission File Number 001-31528

IAMGold Corporation
(Translation of registrant's name into English)

220 Bay Street, 5th Floor
Toronto, Ontario M5J 2W4, Canada
Tel: (416) 360-4710
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐                   Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

    Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

    Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                   No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IAMGOLD CORPORATION
Date: September 22, 2003	/s/ LARRY E. PHILLIPS Larry E. Phillips Vice-President, General Counsel & Corporate Secretary

INDEX

Press Release dated September 22, 2003:
 "IAMGOLD SIGNS EXPLORATION JOINT VENTURE with BARRICK"

IAMGOLD CORPORATION 220 Bay Street, 5th Floor, Toronto, Ontario M5J 2W4 Ph: 416 360 4710 Fax: 416 360 4750 Toll free: 1 888 IMG 9999 E-mail: info@iamgold.com Website: www.iamgold.com

TSX Trading Symbol:	IMG
AMEX Trading Symbol:	IAG
52-Week Trading Range:	Cdn $4.86-$8.70
Total Shares Outstanding:	144.4
Fully Diluted:	150.8

FOR IMMEDIATE RELEASE: September 22, 2003	No. 16/03

IAMGOLD SIGNS EXPLORATION JOINT VENTURE with BARRICK

Toronto, Ontario, September 22, 2003 — IAMGOLD Corporation ("IAMGOLD" or "the Company") (TSX:IMG, AMEX:IAG) is pleased to announce the signing of a Heads of Agreement on an exploration joint venture with Barrick Gold Corporation in the Los Menucos area consisting of 751,700 hectares (approximately 7,500 square kilometers) in Rio Negro Province, Patagonia region, southern Argentina.

President and CEO of IAMGOLD, Joe Conway commented on the signing of the Heads of Agreement with Barrick, stating: "This agreement with Barrick is further confirmation of the quality and large scale potential of the exploration projects IAMGOLD has been advancing in that we have again attracted one of the industry's largest companies to participate in the exploration of our projects on a joint venture basis."

Barrick can earn-in to a 70% interest in the properties by a staged-expenditure totaling US$12.5 million on exploration over an eight year period.

This is the fourth exploration joint venture that IAMGOLD is involved in with majors in South America. The Company has two joint ventures with AngloGold Corporation in Brazil (Tocantins and Gandarela joint ventures) and one with Gold Fields Limited in Ecuador (Condor joint venture).

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of IAMGOLD, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from IAMGOLD's expectations are disclosed under the heading "Risk Factors" and elsewhere in IAMGOLD documents filed from time-to-time with the Toronto Stock Exchange, the United States Securities and Exchange Commission and other regulatory authorities.

IAMGOLD is a leading mining, exploration, and development company. Its principal assets, located in West Africa include, a 38% stake in the Sadiola gold mine and a 40% stake in the Yatela gold mine, in Mali and an 18.9% stake in the Tarkwa and Damang gold mines in Ghana. IAMGOLD also has a diverse royalty portfolio, which includes a 1% royalty interest in the Diavik Diamond Project in Canada. The Company is currently exploring highly prospective ground in Africa and South America.

For further information please contact:
Dennis Jones, Vice-President, Exploration or Tom Atkins, Vice-President, Investor Relations
Tel: 416 360 4710    Fax: 416 360 4750    Toll free: 1 888 IMG 9999

Please note:
This entire press release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Canada Newswire's website at www.newswire.ca
All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov
If you wish to be placed on IAMGOLD's e-mail press release list please contact us at
info@iamgold.com

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